Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2007	2006	2005	2004	2003
EARNINGS:
Income (loss) before income taxes and minority interest	$685,450	$323,338	$1,107,135	$(392,884)	$(527,591)
Add (deduct):
Earnings on equity method investments	(91,831)	(95,170)	(68,039)	(65,303)	(51,516)
Distributions from unconsolidated entities	87,404	78,248	52,624	49,088	45,534
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(20,265)	(13,571)	(9,631)	(10,682)	(11,830)
	660,758	292,845	1,082,089	(419,781)	(545,403)
Add fixed charges:
Consolidated interest expense (1)	208,736	234,543	216,021	198,706	188,069
Interest portion (1/3) of consolidated rent expense	45,451	42,187	40,919	37,207	29,620
	$914,945	$569,575	$1,339,029	$(183,868)	$(327,714)
FIXED CHARGES:
Consolidated interest expense (1)	$208,736	$234,543	$216,021	$198,706	$188,069
Capitalized interest	811	494	—	—	—
Interest portion (1/3) of consolidated rent expense	45,451	42,187	40,919	37,207	29,620
	$254,998	$277,224	$256,940	$235,913	$217,689
RATIO OF EARNINGS TO FIXED CHARGES	3.59	2.05	5.21	— (a)	— (b)
Tax-effected preferred dividends	$88	$259	$312	$255	$705
Fixed charges	254,998	277,224	256,940	235,913	217,689
Fixed charges and preferred dividends	$255,086	$277,483	$257,252	$236,168	$218,394
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.59	2.05	5.21	— (a)	— (b)

(a)          Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by $419.8 million and fixed charges and preferred dividends of $420.0 million.  TDS recognized a pre-tax $519.0 million loss on a fair value adjustment related to derivative instruments for the year ended December 31, 2004.

(b)         Earnings for the year ended December 31, 2003 were insufficient to cover fixed charges by $545.4 million and fixed charges and preferred dividends by $546.1 million.  TDS recognized a pre-tax $297.1 million loss on a fair value adjustment related to derivative instruments for the year ended December 31, 2003.

(1)          Interest expense on income tax contingencies is not included in fixed charges.